UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-14426

ALON BLUE SQUARE ISRAEL LTD.

(Exact name of registrant as specified in its charter)

Europark Yakum, France Building,

Yakum 60972, Israel

(972)-9-9618504

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing ten Ordinary Shares (1)

Ordinary Shares, par value NIS 1.0 per share (2)

(Title of each class of securities covered by this Form)

(1)	Evidenced by American Depositary Receipts.

(2)	Not for trading, but only in connection with the listing of the American Depositary Shares.

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  1

Pursuant to the requirements of the Securities Exchange Act of 1934 Alon Blue Square Israel Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 12, 2016	By:	/s/ Israel Yaniv
Israel Yaniv
Chief Executive Officer

	By:	/s/ Yehuda van der Walde
Yehuda van der Walde
Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.